Exhibit 99.3

SOPHiA GENETICS Reports First Quarter 2026 Results
BOSTON, United States and ROLLE, Switzerland, May 5, 2026 — SOPHiA GENETICS (Nasdaq: SOPH), a global leader in Ai-driven precision medicine, today reported financial results for the first quarter ended March 31, 2026.
First Quarter 2026 Financial Results
•Revenue was $21.7 million, up 22% year-over-year
•Gross margin was 68.0% on a reported basis and 75.4% on an adjusted basis, compared to 68.7% reported and 75.7% adjusted in the prior year period
•IFRS net loss was $19.3 million, an increase of 11% year-over-year; Adjusted EBITDA loss was $9.2 million, improving 3% year-over-year

"We started 2026 strong, delivering 22% year-over-year revenue growth and a record 108,000 genomic analyses on SOPHiA DDMTM,” said Jurgi Camblong, PhD., Chief Executive Officer and Co-Founder of SOPHiA GENETICS. “Demand for our platform continues to grow, as U.S. hospitals and laboratories increasingly look to launch Ai-powered precision medicine capabilities, and customers across the globe continue to show strong interest in new applications such as Liquid Biopsy and Enhanced Exomes.”

Camblong added, “Looking ahead, new business momentum remains strong. Exciting new applications, continued U.S. expansion, and rising interest from BioPharma provide major catalysts for future growth. Accelerating growth, in combination with our strong gross margin performance and persistent focus on operational excellence, position us well to deliver meaningful operating leverage as the year progresses.”

Business Highlights

Expanding with existing customers
•Performed a record 108,000 analyses on SOPHiA DDMTM, representing 16% year-over-year volume growth
•Delivered strong analysis volume growth in the U.S. and Asia Pacific (APAC) with 28% and 31% year-over-year growth, respectively; Europe and Middle East (EMEA) revenue was up 30% in the period
•Expanded our footprint with existing customers as Net Dollar Retention increased to 117% in Q1 2026, up from 103% in Q1 2025
•Signed three notable expansion deals in EMEA, each valued over $1 million per year, as existing customers continue to add new applications, in addition to continued expand momentum in the U.S.
•Reached 537 core genomics customers as of March 31, 2026, up from 490 customers a year ago

Landing new customers to fuel future growth
•Signed 18 new core genomic customers in Q1 2026, which are expected to begin generating revenue over the next twelve months
•Continued to sign premier healthcare institutions across the globe, including CHU Bordeaux’s Haut Lévêque Hospital, one of France’s major university hospitals, for HemOnc; Maastricht UMC, a leading Dutch academic medical center, for MSK-ACCESS® powered with SOPHiA DDMTM; and Christian Medical College, one of India’s most prestigious medical institutions, for HemOnc

Accelerating growth in the U.S. market
•Achieved 28% year-over-year U.S. analysis volume growth in Q1 2026
•Announced an expanded partnership with Mount Sinai Health System, one of the leading academic health systems in the U.S., which is adopting SOPHiA DDMTM for HemOnc and Solid Tumor testing; Mount Sinai joins a growing network of New York-area partners, including NYU Langone Health and Memorial Sloan Kettering Cancer Center
•Signed Protean BioDiagnostics, a Florida-based cancer diagnostics company, which is adopting SOPHiA DDMTM for Solid Tumor testing

Scaling growth with new applications

•Reached a total of 100 customers across 30+ countries signed-to-adopt the Liquid Biopsy application MSK-ACCESS® or the Solid Tumor application MSK-IMPACT®, less than two years after launch
•Performed nearly 3,000 Liquid Biopsy analyses in Q1 2026, up 100%+ year-over-year, as customers implement the application and begin to ramp usage
•Signed major new customers to the Liquid Biopsy application MSK-ACCESS® powered with SOPHiA DDMTM, including Ospedale Niguarda, one of Italy’s leading hospitals in Milan; Ruhr University Bochum in Germany; and King Abdullah International Medical Center in Saudi Arabia

Building BioPharma partnerships
•Continued to build momentum with BioPharma partners around evidence generation, sponsored deployment projects, and commercialization and co-development of future companion diagnostic (CDx) offerings
•Delivered positive BioPharma revenue growth in Q1, modestly accretive to the company’s overall growth rate, as several recently signed new projects begin generating revenue

Driving operational excellence
•Achieved a 75.4% adjusted gross margin in Q1 2026 by continuing to optimize compute costs and leverage the scale of the cloud-native SOPHiA DDMTM platform
•Executed targeted cost actions in April, modestly reducing headcount and operating spend as Ai-driven productivity improvements enabled us to streamline workflows while maintaining investment in key growth areas
•Reaffirmed commitment to profitable growth, expecting to approach adjusted EBITDA breakeven by the end of 2026 and cross over to positive adjusted EBITDA in the second half of 2027

2026 Financial Outlook

Based on information as of today, SOPHiA GENETICS is reaffirming the following guidance:
•Full year revenue between $92 million and $94 million, representing approximately 20% to 22% year-over-year growth compared to FY 2025
•Adjusted EBITDA loss between $29 million and $32 million, compared to $41.5 million in FY 2025

Earnings Call and Webcast Information
SOPHiA GENETICS will host a conference call and live webcast to discuss the first quarter 2026 results on Tuesday, May 5, 2026, at 8:00 a.m. (08:00) Eastern Time / 2:00 p.m. (14:00) Central European Time. The call will be webcast live on the SOPHiA GENETICS Investor Relations website, ir.sophiagenetics.com. Additionally, an audio replay of the conference call will be available on the SOPHiA GENETICS website after its completion.

Non-IFRS Financial Measures

Other than with respect to revenue, the Company only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking adjusted gross margin (non-IFRS measure) to gross margin (the most comparable IFRS financial measure), due to the inherent difficulty in forecasting and quantifying amortization of capitalized research & development expenses that are necessary for such reconciliation. In addition, the Company does not provide a reconciliation of forward-looking adjusted EBITDA (non-IFRS measure) to loss for the period (the most comparable IFRS financial measure), due to the inherent difficulty in forecasting and quantifying depreciation expense, amortization of capitalized research & development expenses and intangible assets, interest income, interest expense, fair value adjustments on warrants, income taxes, foreign exchange gains or losses, share-based compensation expenses, social charges on share-based compensation, the non-cash portion of pensions paid in excess of actual contributions, certain transaction costs and litigation expenses that are necessary for such reconciliation.

To provide investors with additional information regarding the company’s financial results, SOPHiA GENETICS has disclosed here and elsewhere in this earnings release the following non-IFRS measures:

•Adjusted gross profit, which the company calculates as revenue minus cost of revenue adjusted to exclude amortization of capitalized research and development expenses;
•Adjusted gross profit margin, which the company calculates as adjusted gross profit as a percentage of revenue;
•Adjusted EBITDA, which the company calculates as loss for the period before depreciation, amortization, interest income, interest expense, fair value adjustments on warrant obligations, foreign exchange (losses) gains, net, income tax (expense) benefit, share-based compensation expense, social charges on share-based compensation, non-cash pension expenses, certain transaction costs and litigation expenses.

These non-IFRS measures are key measures used by SOPHiA GENETICS management and board of directors to evaluate its operating performance and generate future operating plans. The exclusion of certain expenses facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and certain variable charges. Accordingly, the company believes that these non-IFRS measures provide useful information to investors and others in understanding and evaluating its operating results in the same manner as its management and board of directors.
These non-IFRS measures have limitations as financial measures, and you should not consider them in isolation or as a substitute for analysis of SOPHiA GENETICS’ results as reported under IFRS. Some of these limitations are:
•These non-IFRS measures exclude the impact of depreciation. Although depreciation is a non-cash charge, the assets being depreciated may need to be replaced in the future and these non-IFRS measures do not reflect capital expenditure requirements for such replacements or for new capital expenditures;
•These non-IFRS measures exclude the impact of interest expense. Interest expense will continue to be for the foreseeable future a recurring expense based on the company’s financial liabilities;
•These non-IFRS measures exclude the impact of interest income. Interest income will continue to be for the foreseeable future recurring income based on the company’s financial assets;
•These non-IFRS measures exclude the impact of income taxes. Income taxes will continue to be for the foreseeable future a recurring expense incurred in the various jurisdictions in which the company operates;
•These non-IFRS measures exclude the impact of foreign exchange gains (losses),net. Foreign exchange gains and losses will continue to be for the foreseeable future a recurring expense incurred as the company participates in transactions outside of the company’s functional currency;
•These non-IFRS measures exclude the impact of fair value adjustments of warrant obligations. Fair value adjustments on warrant obligations will continue to be for the foreseeable future a recurring expense incurred as the company has outstanding warrant obligations;
•These non-IFRS measures exclude the impact of amortization of capitalized research and development expenses and intangible assets. Amortization of these assets will continue to be for the foreseeable future a recurring expense incurred as the Company continues to invest in developing revenue-generating products through research and development. Although amortization is a non-cash charge, the assets being amortized may need to be replaced in the future and these non-IFRS measures do not reflect capital expenditure requirements for such replacements or for new capital expenditures;
•These non-IFRS measures exclude the impact of share-based compensation expenses. Share-based compensation has been, and will continue to be for the foreseeable future, a recurring expense in the company’s business and an important part of its compensation strategy;
•These non-IFRS measures exclude the impact of social charges related to share-based compensation. These social charges have been, and will continue to be for the foreseeable future, a recurring expense in the company’s business;
•These non-IFRS measures exclude the impact of the non-cash portion of pensions paid in excess of actual contributions to match actuarial expenses. Pension expenses have been, and will continue to be for the foreseeable future, a recurring expense in the business;
•These non-IFRS measures exclude the impact of certain capital markets transaction costs. These costs may occur from time to time in the future as needed to complete the transactions;
•These non-IFRS measures exclude the impact of litigation expenses related to the company's defense of lawsuits filed by Guardant Health. These expenses are expected to continue for the duration of the litigation and may increase in future periods;and
•Other companies, including companies in the company’s industry, may calculate these non-IFRS measures differently, which reduces their usefulness as comparative measures.

Because of these limitations, you should consider these non-IFRS measures alongside other financial performance measures, including various cash flow metrics, net income and other IFRS results.

The tables below provide the reconciliation of the most comparable IFRS measures to the non-IFRS measures for the periods presented.
Presentation of Constant Currency Revenue
SOPHiA GENETICS operates internationally, and its revenues are generated primarily in the U.S. dollar, the euro and Swiss franc and, to a lesser extent, British pound, Australian dollar, Brazilian real, Turkish lira and Canadian dollar depending on the company’s customers’ geographic locations. Changes in revenue include the impact of changes in foreign currency exchange rates. We present the non-IFRS financial measure “constant currency revenue” (or similar terms such as constant currency revenue growth) to show changes in revenue without giving effect to period-to-period currency fluctuations. Under IFRS, revenues received in local (non-U.S. dollar) currencies are translated into U.S. dollars at the average monthly exchange rate for the month in which the transaction occurred. When the company uses the term “constant currency”, it means that it has translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year. The company then calculates the difference between the IFRS revenue and the constant currency revenue to yield the “constant currency impact” for the current period.
The company’s management and board of directors use constant currency revenue growth to evaluate growth and generate future operating plans. The exclusion of the impact of exchange rate fluctuations provides comparability across reporting periods and reflects the effects of customer acquisition efforts and land-and-expand strategy. Accordingly, it believes that this non-IFRS measure provides useful information to investors and others in understanding and evaluating revenue growth in the same manner as the management and board of directors. However, this non-IFRS measure has limitations, particularly as the exchange rate effects that are eliminated could constitute a significant element of its revenue and could significantly impact performance and prospects. Because of these limitations, you should consider this non-IFRS measure alongside other financial performance measures, including revenue and revenue growth presented in accordance with IFRS and other IFRS results.
The table below provides the reconciliation of the most comparable IFRS growth measures to the non-IFRS growth measures for the current period.
About SOPHiA GENETICS

SOPHiA GENETICS (Nasdaq: SOPH) is an Ai-native healthcare technology company on a mission to transform patient care by expanding access to data-driven medicine globally. It is the creator of SOPHiA DDM™, an Ai platform that analyzes complex genomic and multimodal data to generate real-time, real-world insights for a broad global network of hospital, laboratory, and biopharma institutions. For more information, visit SOPHiAGENETICS.COM and connect with us on LinkedIn.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding SOPHiA GENETICS future results of operations and financial position, business strategy, products and technology, partnerships and collaborations, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on SOPHiA GENETICS’ management’s beliefs and assumptions and on information currently available to the company’s management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in the company’s filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this press release speak only as of its date. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in the company’s expectations or any change in events, conditions, or circumstances on which such statements are based, unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

Investor and Media Contact:
Kellen Sanger
IR@sophiagenetics.com
media@sophiagenetics.com

SOPHiA GENETICS SA
Interim Condensed Consolidated Statements of Loss
(Amounts in USD thousands, except per share data)
(Unaudited)

	Three months ended March 31,
	2026	2025
Revenue	$21,688	$17,779
Cost of revenue	(6,939)	(5,571)
Gross profit	14,749	12,208
Research and development costs	(9,460)	(9,118)
Selling and marketing costs	(8,813)	(7,534)
General and administrative costs	(13,759)	(11,600)
Other operating income, net	—	8
Operating loss	(17,283)	(16,036)
Interest income	289	450
Interest expense	(1,667)	(659)
Fair value adjustments on warrant obligations	(92)	(38)
Foreign exchange losses, net	(316)	(599)
Loss before income taxes	(19,069)	(16,882)
Income tax expense	(253)	(503)
Loss for the period	(19,322)	(17,385)
Attributable to the owners of the parent	(19,322)	(17,385)

Basic and diluted loss per share	$(0.27)	$(0.26)

SOPHiA GENETICS SA
Interim Condensed Consolidated Statements of Comprehensive Loss
(Amounts in USD thousands)
(Unaudited)

	Three months ended March 31,
	2026	2025
Loss for the period	$(19,322)	$(17,385)
Other comprehensive (loss) income:
Items that may be reclassified to statement of loss
Currency translation adjustments	(530)	2,586
Total items that may be reclassified to statement of loss	(530)	2,586
Items that will not be reclassified to statement of loss (net of tax)
Remeasurement of defined benefit plans	123	47
Total items that will not be reclassified to statement of loss	123	47
Other comprehensive (loss) income for the period	$(407)	$2,633
Total comprehensive loss for the period	$(19,729)	$(14,752)
Attributable to owners of the parent	$(19,729)	$(14,752)

SOPHiA GENETICS SA
Interim Condensed Consolidated Balance Sheets
(Amounts in USD thousands)
(Unaudited)

	March 31, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents	$65,392	$70,289
Accounts receivable	14,312	15,001
Inventory	7,086	6,351
Prepaids and other current assets	9,021	7,438
Total current assets	95,811	99,079
Non-current assets
Property and equipment	5,096	5,665
Intangible assets	35,824	35,891
Right-of-use assets	11,701	12,382
Deferred tax assets	1,813	1,831
Other non-current assets	6,750	8,183
Total non-current assets	61,184	63,952
Total assets	$156,995	$163,031
Liabilities and equity
Current liabilities
Accounts payable	$12,668	$8,960
Accrued expenses	13,437	20,736
Deferred contract revenue	15,946	16,720
Lease liabilities, current portion	2,713	2,700
Warrant obligations	1,831	1,412
Total current liabilities	46,595	50,528
Non-current liabilities
Borrowings	47,844	47,733
Lease liabilities, net of current portion	11,868	12,587
Defined benefit pension liabilities	4,098	4,162
Other non-current liabilities	902	876
Total non-current liabilities	64,712	65,358
Total liabilities	111,307	115,886
Equity
Share capital	4,814	4,814
Share premium	488,423	473,675
Treasury shares	(1,007)	(1,218)
Other reserves	92,056	89,150
Accumulated deficit	(538,598)	(519,276)
Total equity	45,688	47,145
Total liabilities and equity	$156,995	$163,031

SOPHiA GENETICS SA
Interim Condensed Consolidated Statements of Cash Flows
(Amounts in USD thousands)
(Unaudited)

	Three months ended March 31,
	2026	2025
Operating activities
Loss before tax	$(19,069)	$(16,882)
Adjustments for non-monetary items
Depreciation	1,079	985
Amortization	1,672	1,312
Finance expense, net	1,426	925
Fair value adjustments on warrant obligations	92	38
Expected credit loss allowance increase (reversal)	30	(20)
Share-based compensation	3,313	3,835
Movements in provisions and pensions	25	57
Research tax credit	(173)	(172)
Loss on disposal of property and equipment	3	—
Working capital changes
Decrease (increase) in accounts receivable	469	(2,961)
Decrease (increase) in prepaids and other assets	189	393
Decrease (increase) in inventory	(867)	972
Increase (decrease) in accounts payables, accrued expenses, deferred contract revenue, and other liabilities	(3,275)	813
Cash used in operating activities	(15,086)	(10,705)
Income tax paid	(34)	(45)
Net cash flows used in operating activities	(15,120)	(10,750)
Investing activities
Purchase of property and equipment	(878)	—
Acquisition of intangible assets	(32)	(46)
Capitalized development costs	(1,960)	(1,445)
Interest received	289	452
Net cash flow used in investing activities	(2,581)	(1,039)
Financing activities
Proceeds from exercise of share options	463	40
Interest paid	(1,348)	(567)
Proceeds from sale of common stock in at-the-market offering, net of transaction costs	14,496	—
Payments of principal portion of lease liabilities	(569)	(463)
Net cash flow provided by/(used in) financing activities	13,042	(990)
Increase (decrease) in cash and cash equivalents	(4,659)	(12,779)
Effect of exchange differences on cash balances	(238)	1,081
Cash and cash equivalents at beginning of the period	70,289	80,226
Cash and cash equivalents at end of the period	$65,392	$68,528

SOPHiA GENETICS SA
Reconciliation of IFRS Net Loss to Adjusted EBITDA
(Amounts in USD thousands)
(Unaudited)

	Three months ended March 31,
	2026	2025
IFRS loss for the period	$(19,322)	$(17,385)
Exclude the impact of:
Depreciation	$1,079	$985
Amortization(3)(4)	1,672	1,312
Interest income	(289)	(450)
Interest expense	1,667	659
Fair value adjustments on warrant obligations	92	38
Foreign exchange losses (gains), net	316	599
Income tax expense	253	503
Share-based compensation expense(1)	3,313	3,835
Social charges related to share-based compensation(7)	1,068	355
Non-cash pension expense(2)	91	86
Transaction costs(5)	168	—
Litigation expenses(6)	689	—
Adjusted EBITDA	$(9,203)	$(9,463)

SOPHiA GENETICS SA
Reconciliation of IFRS Revenue Growth to Constant Currency Revenue Growth
(Amounts in USD thousands, except for %)
(Unaudited)

	Three months ended March 31,
	2026		2025	Growth
IFRS revenue	$21,688		$17,779	22%
Current period constant currency impact	(1,482)	—	—
Constant currency revenue	$20,206		$17,779	14%

SOPHiA GENETICS SA
Reconciliation of IFRS to Adjusted Gross Profit and Gross Profit Margin
(Amounts in USD thousands, except percentages)
(Unaudited)

	Three months ended March 31,
	2026	2025
Revenue	$21,688	$17,779
Cost of revenue	(6,939)	(5,571)
Gross profit	$14,749	$12,208
Amortization of capitalized research and development expenses(3)	1,602	1,241
Adjusted gross profit	$16,351	$13,449

Gross profit margin	68.0%	68.7%
Amortization of capitalized research and development expenses(3)	7.4%	7.0%
Adjusted gross profit margin	75.4%	75.7%

Notes to the Reconciliation of IFRS to Adjusted Financial Measures Tables

(1)Share-based compensation expense represents the cost of equity awards issued to our directors, officers, and employees. The fair value of awards is computed at the time the award is granted and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. These expenses do not have a cash impact but remain a recurring expense for our business and represent an important part of our overall compensation strategy.
(2)Non-cash pension expense consists of the amount recognized in excess of actual contributions made to our defined pension plans to match actuarial expenses calculated for IFRS purposes. The difference represents a non-cash expense but remains a recurring expense for our business as we continue to make contributions to our plans for the foreseeable future.
(3)Amortization of capitalized research and development expenses consists of software development costs amortized using the straight-line method over an estimated life of five years. These expenses do not have a cash impact but remain a recurring expense generated over the course of our research and development initiatives.
(4)Amortization of intangible assets consists of costs related to intangible assets amortized over the course of their useful lives. These expenses do not have a cash impact, but we could continue to generate such expenses through future capital investments.
(5)Transaction costs consists of expenses incurred in connection with the Company’s shelf registration statement and the ATM program.
(6)Litigation expenses consists of expenses related to the company's defense of lawsuits filed by Guardant Health.
(7)Social charges related to share-based compensation consist of payroll taxes and other social charges on share-based compensation awards. These expenses have been, and will continue to be for the foreseeable future, a recurring expense in the company’s business.